June 8, 2006

Mail Stop 3561


Mr. Sang Ho Kim
President, CEO, CFO
Modena 1, Inc.
18 Wynford Drive,  Suite 610
Toronto, Ontario  M3C 3S2

Re:	Modena 1, Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2005
Form 10-QSB for the Quarter Ended January 31, 2006
File No. 0-50493

Dear Mr. Kim:

      We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

General

1. The Form 10-KSB for the fiscal year ended October 31, 2005, appears to be missing various items required by the form. Please revise to provide all required information. We note that Items 1 through 5, 9 and 12 through 14 should be filed.


Item 8A.  Controls and Procedures

2. Your disclosure in the second sentence does not use the definition of disclosure controls and procedures specified in Item 307 of Regulation S-B. Please revise to define them in accordance with section 240.13a-15e or section 240.15d-15e of the Exchange Act
Rules.

3. Also the evaluation should be made as of the end of the period covered by the annual report, rather than within 90 days prior to the date of filing of the report. Please revise.

4. The last sentence should state that the evaluation of the controls and procedures was required by paragraph (b) of section 240.13a-15 or
240.15d-15 of the Exchange Act Rules. Please revise.

Item 13.  Exhibits

5. Your certification does not use the amended language required by
Item 601(b)(31) of Regulation S-B. We note exceptions, which include but are not limited to the following: the fourth paragraph should cite the correct Exchange Act Rules; paragraphs 4(b) and 4(c) should state that the evaluation was done as of the end of the period covered by the report; paragraph 5(a) should address "material weaknesses" in addition to significant deficiencies which are "reasonably likely" to adversely affect the registrant`s ability to record, process, summarize and report financial data. Please revise to provide a certification exactly as set forth in Item 601.

Form 10-QSB for the quarter ended January 31, 2006

6. Please tell us when you expect to file the required report on Form
10-QSB for the quarter ended January 31, 2006.

Closing Comments

7. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than March 16, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

	Any questions regarding the comments may be directed to
Maureen
Bauer, Accountant at (202) 551-3237 or Terence O`Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at
(202)
551-3790, who supervised the review of your filing.


								Sincerely,



								Tia Jenkins
								Senior Assistant Chief
							Accountant
      	Office of Emerging Growth 			Companies

Mr. Sang Ho Kim
Modena 1, Inc.
June 8, 2006
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